Exhibit 99.1

On June 23, 2006, American Ethanol, Inc. acquired approximately 88.3% of the outstanding stock of the Issuer.

The Reporting Person is the Chairman of the Board of American Ethanol, Inc. and beneficially owns approximately 20% of American Ethanol, Inc., and in that capacity, may be deemed a controlling shareholder of American Ethanol, Inc.

As a result, the Reporting Person may be deemed to have indirect beneficial ownership of the securities held by American Ethanol, Inc. However, the Reporting Person disclaims beneficial ownership of these securities.